                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                               ----------------


                                  FORM 11-K



                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934




                     For the year ended December 31, 1996




                        AFLAC INCORPORATED 401(k) PLAN

                             1932 Wynnton Road
                          Columbus, Georgia 31999




     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AFLAC INCORPORATED 401(k) PLAN



Date:  June 26, 1997              By:  /s/ Martin A. Durant, III
                                      ----------------------------------
                                       Martin A. Durant, III
                                       Senior Vice President,
                                       Corporate Services

                      AFLAC INCORPORATED 401(k) PLAN



                             Table of Contents
                             -----------------
                                                                    Page
                                                                    ----


Independent Auditors' Report                                           1

Statements of Net Assets Available for Plan Benefits                   2

Statements of Changes in Net Assets Available for
  Plan Benefits                                                        3

Notes to Financial Statements                                       4-11

Item 27a - Schedule of Assets Held for Investment Purposes            12

Item 27d - Schedule of Reportable Transactions                        13

KPMG Peat Marwick LLP
303 Peachtree Street, N.E.
Suite 2000                                         Telephone: (404) 222-3000
Atlanta, Georgia 30308                             Facsimile: (404) 222-3050



                           INDEPENDENT AUDITORS' REPORT


The Administrative Committee
AFLAC Incorporated 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Plan taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          KPMG PEAT MARWICK LLP


June 24, 1997

                      AFLAC INCORPORATED 401(k) PLAN

            Statements of Net Assets Available for Plan Benefits

                        December 31, 1996 and 1995


                                                    1996            1995
                                                 ----------      ----------
Assets:
  Investments (Note 5):
    Money market funds                          $     4,441     $   130,362
    Mutual funds (cost $12,650,230 in 1996,
     $9,785,046 in 1995)                         15,673,288      12,184,368
    AFLAC Incorporated common stock
     (cost $7,316,892 in 1996, $6,058,644
     in 1995)                                    15,214,169       9,527,720
    Common trust funds (cost $2,128,139
      in 1995)                                            -       2,469,634
                                                 ----------      ----------
         Total investments                       30,891,898      24,312,084
                                                 ----------      ----------

  Receivables:
    Employee contributions                           19,297          80,947
    AFLAC Incorporated contributions              1,433,571       1,334,237
    Accrued interest and dividends                      549               -
                                                 ----------      ----------
         Total receivables                        1,453,417       1,415,184
                                                 ----------      ----------

  Cash                                            3,702,390               -
                                                 ----------      ----------

         Total assets                            36,047,705      25,727,268
                                                 ----------      ----------

Liabilities:
  Excess employee contributions payable              95,831          87,210
  Other                                             117,699         401,422
                                                 ----------      ----------

         Total liabilities                          213,530         488,632
                                                 ----------      ----------

         Net assets available for
          plan benefits                         $35,834,175     $25,238,636
                                                 ==========      ==========


See accompanying Notes to Financial Statements.

                      AFLAC INCORPORATED 401(k) PLAN

      Statements of Changes in Net Assets Available for Plan Benefits

                  Years ended December 31, 1996 and 1995


                                             1996               1995
                                          ----------         ----------
Contributions:
  Participant withholdings               $ 3,563,785        $ 3,141,229
  Participant transfers
   from other plans                           50,500             17,406
  AFLAC Incorporated matching              1,433,571          1,340,987
                                          ----------         ----------
    Total                                  5,047,856          4,499,622

Interest and dividend income               1,581,505            930,003
Net realized gains on sale
 of investments                            1,002,292             39,846
Net unrealized appreciation
 on investments                            4,710,519          4,486,474
Distributions to participants             (1,702,157)          (838,040)
Forfeitures                                  (44,476)           (29,525)
                                          ----------         ----------
    Increase in net assets                10,595,539          9,088,380

Net assets available
 for plan benefits:
  Beginning of year                       25,238,636         16,150,256
                                          ----------         ----------

  End of year                            $35,834,175        $25,238,636
                                          ==========         ==========


See accompanying Notes to Financial Statements.

                      AFLAC INCORPORATED 401(k) PLAN

                       Notes to Financial Statements
                        December 31, 1996 and 1995

(1)  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Plan (the Plan) was established for the benefit of the employees of AFLAC Incorporated and related companies, American Family Life Assurance Company of Columbus (excluding Japan Branch employees), American Family Life Assurance Company of New York, AFLAC Broadcast Division, AFLAC International, Inc., and Communicorp, Inc.

     The following description provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL.

          Eligible employees may voluntarily participate in the Plan upon completing one year of service and attaining the age of 21. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          The Plan is administered by a plan administrator appointed by the Company's Board of Directors. All Plan expenses are paid by the Company.

     (b)  CONTRIBUTIONS.

          Contributions to the Plan are made by both participants and the Company. Participants may contribute through payroll deductions from 1% to 18%, subject to certain limitations, of their aggregate compensation. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 1996 and 1995, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

     (c)  PARTICIPANT ACCOUNTS.

          An account is maintained for each participant and is credited with participant contributions and investment earnings/losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

     (d)  VESTING.

          Participants are 100% vested in their contributions plus actual investment earnings/losses thereon. Participants become vested in the Company's contribution upon completing five years of service. Employees who became participants on or before September 29, 1990 are 100% vested in all Company contributions.

                      AFLAC INCORPORATED 401(k) PLAN

                      Notes to Financial Statements


          A participant's interest in the Company's contributions is also vested upon termination either because of death or disability or after attaining his/her early retirement date or normal retirement age. Participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures reduce the Company's matching contribution.

     (e)  DISTRIBUTIONS.

          Participants may receive a distribution equal to the value of their account upon death, disability, retirement, or termination of either the participant's employment or the Plan. Distributions may only be made in the form of a lump-sum payment and/or AFLAC Incorporated common stock.

     (f)  AGREEMENTS WITH TRUSTEE.

          The assets of the Plan are held in a trust maintained by Charles Schwab Trust Company (the former trustee was Synovus Trust Company).

     (g)  AMENDMENTS.

          The Plan was amended and restated in its entirety effective February 1, 1997. The major amendments are as follows:

          1. Eligible employees may voluntarily participate in the Plan on the first day of the month which coincides with or next follows the completion of thirty days of employment.

          2. Participants become vested in the Company's contribution according to the following schedule.

                    Years of Service       Vested Percentage
                    ----------------       -----------------
                       Less than 1                 0%
                           1                      20%
                           2                      40%
                           3                      60%
                           4                      80%
                       5 or more                 100%

          3. The Plan permits in-service withdrawals for a participant who is 100% vested in the Company's contribution and has attained age 60.

                       AFLAC INCORPORATED 401(k) PLAN

                       Notes to Financial Statements


          4. Participants are allowed to borrow from their accounts. The minimum amount of any loan is $1,000. The maximum amount of any loan is such that when the amount of the loan is added to the outstanding balance of all other loans made to the participant from the Plan (and any other plans maintained by the employer or any related companies) the total does not exceed the lesser of:

                a. 50% of the participant's vested accrued benefit (as
                   defined in the Plan); or

                b. $50,000, reduced by the amount, if any, of the highest
                    balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.


(2)  SUMMARY OF ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION.

          The accompanying statements of net assets and changes in net assets have been prepared on the accrual basis of accounting.

     (b)  INVESTMENTS.

          Investments are stated at fair value based upon quotations obtained from national security exchanges or the value as determined by the trustees of money market or common trust funds. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.


(3)  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 1995, that the Plan and related trust are in accordance with applicable sections of the Internal Revenue Code. The Plan's amendments since July 1995 are not expected to change the Plan's tax status.

     Participants in the Plan are not subject to Federal income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.

                       AFLAC INCORPORATED 401(k) PLAN

                       Notes to Financial Statements


(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(5)  INVESTMENT FUNDS

     The following schedules show net assets available for Plan benefits as of December 31, 1996 and 1995, and changes in net assets available for plan benefits for the years ended December 31, 1996 and 1995 by investment fund. The investments in the American Balanced Fund, Washington Mutual Investors Fund, Fidelity Magellan Fund and AFLAC Incorporated Common Stock all exceeded five percent of the Plan's net assets available for Plan benefits at December 31, 1996.

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                               Net Assets Available for Plan Benefits, Investment Fund Information

                                                         December 31, 1996

                                                 Disburse-                                    AFLAC
                           Schwab  Master Money    ment   GIC Income  American  Washington Incorporated   Fidelity
                            Cash    Market Fund   Account   Fund 4    Balanced    Mutual   Common Stock   Magellan   Totals
                         --------- ------------  -------- ----------  --------  ---------- ------------   --------   ------
Investments:
  Money market funds     $       - $          - $       - $    4,441 $        - $        - $         - $        - $     4,441
  Mutual funds                   -            -         -          -  3,823,406  8,076,699           -  3,773,183  15,673,288
  AFLAC Incorporated
   common stock                  -            -         -          -          -          -  15,214,169          -  15,214,169
                           --------  -----------  --------  ---------  ---------  ---------  ----------  ---------  ----------
     Total Investments           -            -         -      4,441  3,823,406  8,076,699  15,214,169  3,773,183  30,891,898


Receivables:
  Employee contributions    19,297            -         -          -          -          -           -          -      19,297
  AFLAC Incorporated
   contributions                 -            -         -    147,092    161,862    327,459     585,425    211,733   1,433,571
  Accrued interest and
   dividends                     -            -       549          -          -          -           -          -         549
Cash                       288,562            -         -  2,926,148        151    449,716      37,813          -   3,702,390
Excess employee
 contributions payable           -            -         -     (8,600)   (10,766)   (21,574)    (35,445)   (19,446)    (95,831)
Other liabilities:
  Accrued transfers        (66,295)      66,931      (342)       190     13,325      3,380      (5,920)   (11,269)          -
  Other                   (241,564)     (66,931)     (207)   115,996      3,663     14,294      49,060      7,990    (117,699)
                          --------     --------  --------  ---------  ---------  ---------  ----------  ---------  ----------
     Net assets
      available for
      plan benefits      $       - $          - $       - $3,185,267 $3,991,641 $8,849,974 $15,845,102 $3,962,191 $35,834,175
                          ========  ===========  ========  =========  =========  =========  ==========  =========  ==========





                                                                8

                                                 AFLAC INCORPORATED 401(k) PLAN

                                                  Notes to Financial Statements


                               Net Assets Available for Plan Benefits, Investment Fund Information

                                                        December 31, 1995

                                        Disburse-                                            AFLAC
                        Master Money      ment     GIC Income    American   Washington   Incorporated  Fidelity
                         Market Fund    Account      Fund 4      Balanced     Mutual     Common Stock  Magellan     Totals
                        ------------   ---------   ----------    --------   ----------   ------------  --------     ------
Investments:
  Money market funds     $   17,944    $ 111,740   $        -  $        -  $        -    $      678  $        -  $   130,362
  Mutual funds                    -            -            -   2,944,353   6,365,161             -   2,874,854   12,184,368
  AFLAC Incorporated
   common stock                   -            -            -           -           -     9,527,720           -    9,527,720
  Common trust funds              -            -    2,469,634           -           -             -           -    2,469,634
                          ---------     --------    ---------   ---------   ---------     ---------   ---------    ---------
     Total Investments       17,944      111,740    2,469,634   2,944,353   6,365,161     9,528,398   2,874,854   24,312,084

Receivables:
  Employee contributions     80,947            -            -           -           -             -           -       80,947
  AFLAC Incorporated
   contributions                  -            -      132,293     150,223     263,242       531,387     257,092    1,334,237
Excess employee
 contributions payable            -            -       (1,676)    (13,881)    (24,690)      (32,714)    (14,249)     (87,210)
Other liabilities:
  Accrued transfers         (69,696)     235,785       (9,738)     (9,773)    (26,311)     (117,396)     (2,911)         (40)
  Other                     (29,195)    (347,525)           -           -           -       (24,662)          -     (401,382)
                          ---------      -------    ---------   ---------   ---------     ---------     -------    ---------
     Net assets
      available for
      plan benefits      $        -     $      -   $2,590,513  $3,070,922  $6,577,402    $9,885,013  $3,114,786  $25,238,636
                          =========      =======    =========   =========   =========     =========   =========   ==========







                                                                9

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                          Changes in Net Assets Available for Plan Benefits, Investment Fund Information
                                                   Year Ended December 31, 1996

                                                 GIC                                      AFLAC
                                 Schwab         Income     American    Washington   Incorporated      Fidelity
                                  Cash          Fund 4     Balanced      Mutual     Common Stock      Magellan       Totals
                                 ------         ------     --------    ----------   ------------     ---------     ----------
Contributions:
  Participant withholdings       $   80    $   337,933    $ 420,142    $  815,385    $ 1,405,796    $  584,449    $ 3,563,785
  Participant transfers
   from other plans                   -         33,401        1,798         2,895          5,992         6,414         50,500
  AFLAC Incorporated matching         -        147,092      161,862       327,459        585,425       211,733      1,433,571
Interest and dividend income          -           (983)     336,152       594,786        105,303       546,247      1,581,505
Net realized gains on sale
  of investments                      -        503,949       20,433        45,077        400,452        32,381      1,002,292
Net unrealized appreciation
  (depreciation) on investments       -       (341,495)      69,585       749,673      4,428,200      (195,444)     4,710,519
Transfers                          (113)        84,858       88,084        46,997        (86,955)     (132,871)             -
Distributions to participants        33       (168,457)    (174,479)     (301,830)      (867,300)     (190,124)    (1,702,157)
Forfeitures                           -         (1,544)      (2,858)       (7,870)       (16,824)      (15,380)       (44,476)
                                  -----     ----------    ---------     ---------     ----------     ---------      ---------
    Net change                        -        594,754      920,719     2,272,572      5,960,089       847,405     10,595,539

Net assets available for plan
 benefits at beginning of year        -      2,590,513    3,070,922     6,577,402      9,885,013     3,114,786     25,238,636
                                  -----     ----------    ---------     ---------     ----------     ---------     ----------

Net assets available for plan
 benefits at end of year         $    -    $ 3,185,267   $3,991,641    $8,849,974    $15,845,102    $3,962,191    $35,834,175
                                  =====     ==========    =========     =========     ==========     =========     ==========









                                                                10

                                                  AFLAC INCORPORATED 401(k) PLAN

                                                   Notes to Financial Statements

                          Changes in Net Assets Available for Plan Benefits, Investment Fund Information
                                                   Year Ended December 31, 1995

                                       GIC                                          AFLAC
                                      Income       American      Washington      Incorporated       Fidelity
                                      Fund 4       Balanced        Mutual        Common Stock       Magellan         Totals
                                      ------       --------      ----------      -------------      --------         ------
Contributions:
  Participant withholdings        $   345,085    $  363,049      $  667,418       $ 1,239,207     $  526,470     $ 3,141,229
  Participant transfers
   from other plans                       484         2,808           4,698             8,987            429          17,406
  AFLAC Incorporated matching         135,918       151,173         264,267           532,537        257,092       1,340,987
Interest and dividend income              385       196,842         460,838           104,852        167,086         930,003
Net realized gains on sale
  of investments                       27,508         2,311           4,090               313          5,624          39,846
Net unrealized appreciation
  on investments                      116,918       385,543       1,295,798         2,173,563        514,652       4,486,474
Transfers                             (53,070)       11,322         (17,607)           52,919          6,436               -
Distributions to participants        (142,089)      (57,038)       (126,127)         (424,446)       (88,340)       (838,040)
Forfeitures                            (1,289)         (965)         (4,410)          (17,252)        (5,609)        (29,525)
                                   ----------     ---------       ---------        ----------      ---------      ----------
    Net change                        429,850     1,055,045       2,548,965         3,670,680      1,383,840       9,088,380

Net assets available for plan
 benefits at beginning of year      2,160,663     2,015,877       4,028,437         6,214,333      1,730,946      16,150,256
                                   ----------     ---------       ---------        ----------      ---------      ----------

Net assets available for plan
 benefits at end of year          $ 2,590,513    $3,070,922      $6,577,402       $ 9,885,013     $3,114,786     $25,238,636
                                   ==========     =========       =========        ==========      =========      ==========









                                                                11

                                                              Schedule 1

                        AFLAC INCORPORATED 401(k) PLAN

         Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996


  Description               Shares/Units          Cost       Current Value
---------------             ------------        --------     -------------

Money Market Funds
------------------
Master Money Market
  Fund                            4,441       $     4,441     $     4,441
                                               ----------      ----------


Mutual Funds
------------
Washington Mutual
  Investors Fund                329,124         5,932,499       8,076,699
American Balanced Fund          262,777         3,370,681       3,823,406
Fidelity Magellan Fund           46,785         3,347,050       3,773,183
                                               ----------      ----------
     Total Mutual Funds                        12,650,230      15,673,288
                                               ----------      ----------

Common Stocks
-------------
AFLAC Incorporated*             355,887         7,316,892      15,214,169
                                               ----------      ----------



Total Investments                            $ 19,971,563    $ 30,891,898
                                              ===========     ===========



* Indicates party-in-interest per Erisa Section 406.

                                                                                                                Schedule 2
                                                 AFLAC INCORPORATED 401(k) PLAN

                                        Item 27d - Schedule of Reportable Transactions

                                                  Year Ended December 31, 1996

                                        Purchase        Selling                      Current Value of Asset          Net
       Description                      Price            Price            Cost        on Transaction Date        Gain/(Loss)
     ---------------                    --------       ---------       ---------     ----------------------      -----------
Purchases:
  GIC Income Fund                      $  467,049     $        -      $  467,049          $  467,049             $        -
  American Balanced Fund                  926,154              -         926,154             926,154                      -
  Washington Mutual Investors Fund      1,085,873              -       1,085,873           1,085,873                      -
  AFLAC Incorporated Common Stock*      1,814,754              -       1,814,754           1,814,754                      -
  Fidelity Magellan Fund                1,319,715              -       1,319,715           1,319,715                      -


Sales:
  GIC Income Fund                               -      3,134,496       2,630,547           3,134,496                503,949
  American Balanced Fund                        -        137,120         116,687             137,120                 20,433
  Washington Mutual Investors Fund              -        169,084         124,007             169,084                 45,077
  AFLAC Incorporated Common Stock*              -        956,958         556,506             956,958                400,452
  Fidelity Magellan Fund                        -        258,244         225,863             258,244                 32,381




* Indicates party-in-interest per Erisa Section 406.














                                                                13